Mail Stop 0306

April 18, 2005



Via: US Mail and Facsimile to (270) 782-9639


Mr. Paul D. Clark
President, Chief Executive Officer and Chief Financial Officer
Bankers Store, Inc.
1535 Memphis Junction Road
Bowling Green, KY 42101

	RE:	Bankers Store, Inc.
		Form 10-KSB for the fiscal year ended May 31, 2004
		Form 10-QSB for the quarterly period ended August 31,
2004
		Form 10-QSB for the quarterly period ended November 30,
2004
		File No. 000-08880

Dear Mr. Clark:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the fiscal year May 31, 2004

General

Item 6.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations - Pages 5-8

Results of Operations

Cost of Goods Sold - Page 8
1. We note the significant affect of product mix on your gross margin. In future filings further discuss and quantify the impact that the shift in the sales of new versus used/refurbished products had each period. In addition, provide more details of the reasons for the significant decline in gross profit percentages during the annual and interim periods and clarify whether this is a trend that is expected to continue.
2. As a related matter, please note that each significant factor that contributed to the significant variances in revenue and expense amounts for each period presented should also be quantified and discussed. Please apply throughout MD&A to the extent practicable in future filings.

Liquidity and Capital Resources - Page 8
3. In future filings disclose more details of the significant increase in accounts receivable at May 31, 2004 and during the interim period in light of the decrease in revenue during this period. We also note the significant increase in the provision for doubtful accounts. Clarify whether there are any collectibility concerns.

Section 302 Certification - Exhibit 31.1
4. We note that your section 302 certification omitted item 5. The required certification must be in the exact form prescribed; the wording of the required certification may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification pursuant to Part III.E of Release No. 8238. Accordingly, please file an amendment to your Form 10-KSB that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-B.




Financial Statements

Note 1- Summary of Significant Accounting Principles and Policies
-
Page F-7

Revenue Recognition - Page F-7
5. We note that you recognize revenue upon shipment. In future filings provide more specific details of your revenue recognition policy for all significant products and services. Clarify the basis for recognizing revenue at the time of shipment and the impact of any rights of return, customer acceptance, credits or other sales incentives or other post shipment obligations. In addition, clarify whether your products have multiple element arrangements under EITF
00-21.

Note 5 - Advances From Principal Stockholder - Page F-9
6. We note that the advances from your principal shareholder are noninterest bearing. Revise future filings to accrue interest on the advances as required by SAB Topic 1.B.1.

Note 7 - Related Party Transactions - Page F-10
7. On page 10 under Item 10, Executive Compensation, you disclose that the balance of Mr. Clark`s compensation not paid in cash is deferred into a note payable. Please tell us whether the amount is included in operating expenses in your consolidated statements of operations.

Note 8 -  Contingencies - Page F-11

Private Placement - B.G. Banking - Page F-11
8. In future filings, revise to disclose when the 189,750 shares issued in satisfaction of subscription agreements were issued. In addition, clarify how you accounted for the $109,674 received from Taurus.

Warranties
9. Revise future filings to include all the disclosure requirements by FIN 45 or indicate why this disclosure is not required.

Note 10 - Segments- Page F-15
10. In future filings provide the segment disclosures required by paragraph 25.b. of SFAS 131 for other assets. In addition, provide all the disclosures required by paragraph 27 of SFAS 131.

Form 10-QSB as of August 31, 2004

Litigation - Pages 4 and 5

Note 4-Litigation- Page F-7
11. Supplementally and in future filings provide more details of the litigation discussed on pages 4 and 5 and in Note 4, including details of the status of each of these matters, your estimate of the possible losses and the amounts recorded in the financial statements.

Section 302 Certification - Exhibit 31.1
12. We note that your section 302 certification included an additional item 6. The required certification must be in the exact form prescribed; the wording of the required certification may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification pursuant to Part III.E of Release No. 8238. Accordingly, please file an amendment to your Form 10-QSB that includes the entire filing together with the certifications of each of your current CEO and CFO in the form set forth in Item 601(b)(31) of Regulation S-B.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

 	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Patrick Enunwaonye, Staff Accountant, at
(202)
824-5529 or me, at (202) 942-1791 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 942-1984 with any other concerns.



							Sincerely,


							Brian Cascio
							Accounting Branch Chief

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Mr. Paul D. Clark
Banker's Store, Inc.
April 18, 2005
Page 1